Exhibit 99.1

China Digital TV Announces Changes to Board of Directors

BEIJING, November 15, 2013 -- China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China's expanding digital television market, today announced that Hsiang Ming (James) Ho has resigned from the Company's Board of Directors (“the Board”) effective November 13, 2013. The Board and the Nomination Committee of the Board have appointed Andrew Y. Yan as a director of the Board to replace Mr. Ho, effective November 13, 2013.

“I would like to express my gratitude to Mr. Ho for the great contributions he has made to the development of China Digital TV during his service,” commented Jianhua Zhu, China Digital TV's chairman and chief executive officer. “We are also delighted that Mr. Yan is joining our Board of Directors and believe his rich business management and investment experience will be a tremendous asset to China Digital TV. I look forward to working closely with Mr. Yan and the rest of the Board in the future.”

Mr. Yan is the Founding Managing Partner of the private equity firm SAIF Partners. Prior to that, Mr. Yan was the Managing Director and Head of the Hong Kong Office of the Emerging Markets Partnership and has also worked as an Economist, Research Fellow and Director for Asia respectively at a number of organizations, including The World Bank, the Hudson Institute and U.S. Sprint Co. He also served as Chief Engineer with Jianghuai Airplane Corporation. Currently, Mr. Yan is a member of the board of directors of several companies, including Fosun International Ltd., Guodian Technology & Environment Group Corporation Ltd., and China Huiyuan Juice Group Ltd. Mr. Yan received a bachelor’s degree in engineering from Nanjing Aeronautic Institute and a Master of Arts degree from Princeton University in International Political Economy.

Mr. Ho, who serves as vice president for Capital International Inc., joined the Board on May 7, 2007 following an investment by Capital International Inc. in China Digital TV. Mr. Ho resigned from the Board following Capital Investment Inc.’s sale of its entire stake in the Company on November 5, 2013 to entities controlled by Mr. Zhu and Zengxiang Lu, a co-founder of China Digital TV and a member of the Board, respectively.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Investor Contact:

In China:
Nan Hao
Investor Relations Manager
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group
Tel: +86-10-5960-8610
Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng
Brunswick Group
Tel: +1-212-333 3810
Email: chinadigital@brunswickgroup.com